SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated September 12, 2006, Supplement No. 4 dated February 22, 2007, Supplement No. 5 dated April 9, 2007, Supplement No. 6 dated May 7, 2007 and Supplement No. 7 dated May 24, 2007.]

SUPPLEMENT NO. 7

DATED MAY 24, 2007

TO THE PROSPECTUS DATED SEPTEMBER 12, 2006

OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 7 to you in order to supplement our prospectus.

Recent Real Estate Investment

Agreement to Acquire Additional Buildings in Classic Pacific Business Park

We have entered into a definitive agreement (the “Agreement”) to purchase a newly constructed industrial show room building and three free-standing industrial buildings in Classic Pacific Business Park from CP215 Business Park, LLC, a non-related party, for a purchase price of $10.2 million.  As of May 18, 2007, our right to terminate the Agreement without penalty expired and our deposits became non-refundable.  We previously committed to acquire two other multi-tenant industrial buildings in Classic Pacific Business Park for $9.8 million as reported in our Current Report on Form 8-K filed on May 7, 2007.

Located in Perris, California, Classic Pacific Business Park is the first phase of a multi-phase, master planned project that will consist of approximately 397,000 square feet of retail, warehouse and multi-tenant industrial space located in 16 free-standing buildings. Classic Pacific Business Park will include approximately 153,000 square feet of space in six buildings that we have agreed to purchase, including approximately 51,000 square feet of industrial show room space in a single building, approximately 23,000 square feet of industrial space in three free-standing buildings and approximately 79,000 square feet of space in two multi-tenant industrial buildings.  Classic Pacific Business Park is currently under development and expected to be completed and ready for occupancy by the second quarter of 2008, at which time the purchase is expected to close. Our acquisition of the Classic Pacific Business Park properties during its development allows us to pre-market the properties during construction.

The property is located on Interstate 215, approximately 70 miles east of Los Angeles, in the eastern Inland Empire growth corridor that extends from San Bernardino and Riverside to Temecula.  Considered to be one of the fastest growing areas in the United States, as cited in John E. Husing’s Inland Empire quarterly Economic Report, Perris, California offers upscale urban lifestyles at a affordable prices.  Although construction activity in the eastern sector of the Inland Empire increased in 2006, there is limited multi-tenant industrial property available for lease in the Perris market.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the four buildings to be acquired pursuant to the Agreementis estimated at approximately $10.2 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be

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amortized over the initial term of the related leases.  The real estate tax rate is expected to approximate 1.25% and annual real estate taxes are projected to be approximately $127,500 for the initial year subsequent to the purchase.

In connection with the Agreement, we have paid non-refundable deposits totaling $250,000 to an escrow agent and under the terms of the Agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The acquisitions are expected to close within three days after the buildings have passed final inspection by the City Building Department, but not later than April 30, 2008.

Financial Statements of Marathon Center and Pro Forma Information

On April 2, 2007, we acquired an existing multi-tenant industrial property known as Marathon Center for a purchase price of $4.5 million.   Marathon Center consists of approximately 52,020 square feet of leasable space in two single-story buildings located on approximately 4.8 acres of land near Tampa Bay, Florida.   Additional information about Marathon Center is included in Supplement No. 5 to our prospectus.

The following financial statements relating to the Marathon Center are included in this Supplement No. 7:

Report of Independent Registered Public Accounting Firm

Statements of Revenues and Certain Expenses for the Year Ended December 31, 2006 and for the period from January 1, 2007 to March 31, 2007 (unaudited)

Notes to Statements of Revenues and Certain Expenses

The following unaudited pro forma financial statements of Cornerstone Core Properties REIT, Inc. relating to the acquisition of Marathon Center are included in this Supplement No. 7:

Summary of Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2007

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2006

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2007

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Cornerstone Core Properties REIT, Inc

Irvine, CA

We have audited the accompanying statement of revenues and certain expenses, (the “Historical Summary”) of the property located at 10320 & 10321 72nd Street North, Largo, Florida  (the “Marathon Center” or “Property”) for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this supplement to the registration statement of Cornerstone Core Properties REIT, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the statement of revenues and certain expenses of the Property presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Historical Summary of the property located at 10320 & 10321 72nd Street North, Largo, Florida   for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

May 16, 2007

MARATHON CENTER

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For the Year Ended December 31, 2006 and for the

Period from January 1, 2007 to March 31, 2007 (Unaudited)

	Year ended	Three Months Ended
	December 31, 2006	March 31, 2007
		(Unaudited)

Revenues
Rental revenue	$370,000	$84,000
Tenant reimbursements	108,000	27,000
Other	1,000	—
Total revenues	479,000	111,000

Certain expenses
Property operating and maintenance	62,000	19,000
Property taxes	53,000	13,000
Insurance	18,000	5,000
Total certain expenses	133,000	37,000

Revenues in excess of certain expenses	$346,000	$74,000

See accompanying notes to statements of revenues and certain expenses.

MARATHON CENTER

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1.             Organization and Summary of Significant Accounting Policies

Organization

The accompanying statements of revenues and certain expenses include operations of  10320 and 10321 72nd Street North, Largo, Florida, (the “Property” or “Marathon Center “) which was acquired in a joint venture between Cornerstone Core Properties REIT, Inc (the “Company”), and JBK Capital LLC, (the “Venture”) from a nonaffiliated third party. The Property was acquired on April 2, 2007 for approximately $4.7 million, including estimated closing costs, and has 52,050 leasable square feet on approximately 4.8 acres of land (unaudited).

Basis of Presentation

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the Property , exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of depreciation, interest expense and federal and state income taxes.

The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the Property have been excluded.  The statement of revenues and certain expenses for the period from January 1, 2007 to March 31, 2007  is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the period from January 1, 2007 to March 31, 2007 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2007.

Revenue Recognition

Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.             Leases

The aggregate annual future minimum lease payments to be received under existing operating leases as of December 31, 2006, are as follows:

2007	$298,000
2008	289,000
2009	221,000
2010	202,000
2011	208,000
2012 and thereafter	187,000
$1,405,000

The Property is generally leased to tenants under lease terms that provide for the tenants to pay increases in operating expenses in excess of specified amounts.  The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

3.             Commitments and Contingencies

Litigation

The Venture may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Venture may be potentially liable for costs and damages related to environmental matters. The Venture has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Venture is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Consolidated Statements of Operations of Cornerstone Core Properties REIT, Inc (the “Company”) for  year ended December 31, 2006 and for the three months ended March 31, 2007 have been prepared as if the acquisition of the Marathon Center property (the “Property”) had occurred as of the beginning of the periods presented.  The unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2007 has been prepared as if the acquisition of the Property had occurred on March 31, 2007.

Such Unaudited Pro Forma Financial Information is based in part upon  (i) the Audited Financial Statements of the Company for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006; (ii) the Unaudited Financial Statements of the Company as of and for the three months ended March 31, 2007 included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007; and (iii) the Historical Statements of Revenues and Certain Expenses of the Property for the year ended December 31, 2006 and for the three months ended March 31, 2007 (unaudited) filed herewith.

The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred if the acquisition of the Property had been completed on the dates indicated, nor does it purport to be indicative of future results of operations. In the opinion of the Company’s management, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2007

			Proforma
	March 31,	Recent	March 31,
	2007 (A)	Acquisition (B)	2007
ASSETS
Assets:
Cash and cash equivalents	$14,531,000	$(4,269,000)	$10,262,000
Investment in real estate
Land	22,512,000	980,000	23,492,000
Buildings and Improvements, net	34,951,000	3,633,000	38,584,000
Identified intangible assets, net	1,964,000	111,000	2,075,000
	59,427,000	4,724,000	64,151,000
Deferred costs, deposits and account receivables	1,247,000	(100,000)	1,147,000
Other assets, net	663,000	3,000	666,000
Total assets	$75,868,000	$358,000	$76,226,000

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY

Liabilities:
Notes payable	$36,580,000	$—	$36,580,000
Accounts payable and accrued liabilities	224,000	42,000	266,000
Payable to related parties	1,936,000	108,000	2,044,000
Real estate taxes payable	152,000	13,000	165,000
Tenant prepaids and security deposits	345,000	16,000	361,000
Intangible lease liability, net	340,000	34,000	374,000
Dividend payable	205,000	—	205,000
Total liabilities	39,782,000	213,000	39,995,000
Minority interest	177,000	145,000	322,000
Stockholders’ equity:
Common stock, $.01 par value; 290,000,000 shares authorized; 5,773,666 shares issued and outstanding at March 31, 2007	6,000	—	6,000
Additional paid-in capital	37,829,000	—	37,829,000
Accumulated deficit	(1,926,000)	—	(1,926,000)
Total stockholders’ equity	35,909,000	—	35,909,000
Total liabilities, minority interest and stockholders’ equity	$75,868,000	$358,000	$76,226,000

(A)         Derived from the unaudited financial statements of the Company as of March 31, 2007.

(B)           Represents adjustment for the acquisition of the Property.  Acquisition costs, including estimated closing costs, have been allocated to land ($980,000), buildings ($3,633,000), in-place leases ($111,000) and to below market rent ($34,000).  The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the acquisition cost is allocated to a property’s tangible (primarily land and building) and intangible (in-place leases and above or below market rent) assets at their estimated fair value.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

	Historical (A)	Recent Acquisition (B)	Pro Forma
Revenues:
Rental revenues	$404,000	$480,000	$884,000
	404,000	480,000	884,000
Expenses:
Property operating and maintenance	102,000	132,000	234,000
General and administrative expenses	1,332,000	—	1,332,000
Depreciation and amortization	99,000	120,000	219,000
	1,533,000	252,000	1,785,000
Operating (loss) income	(1,129,000)	228,000	(901,000)

Other income (expense):
Interest income	203,000	—	203,000
Interest expense	(391,000)	—	(391,000)

(Loss) income before minority interest	(1,317,000)	228,000	(1,089,000)
Minority interest	11,000	(2,000)	9,000
Net (loss) income	$(1,306,000)	$226,000	$(1,080,000)

(Loss) income per share - basic and diluted	$(1.58)	$0.33	$(0.72)

Weighted average number of common shares	827,147	681,655	1,508,802

(A)         Represents the historical results of operations of the Company for the year ended  December 31, 2006.

(B)           Represents adjustment for the acquisition of the Property, based on historical operating results. Property taxes, included in property operating and maintenance expenses, are based on the purchase price of the property. Depreciation is based on an allocation of the acquisition cost to land ($980,000) and buildings ($3,633,000) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of ($111,000) to in-place leases, and the amortization of below market rent is based on an allocation of ($34,000) to below market rent, both of which are amortized through 2012.  The amortization of above market rent decreases historical rental revenue. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at their estimated fair value. The adjustment to the weighted average number of common shares outstanding represents the purchase of the Property.

CORNERSTONE CORE PROPERTIES REIT, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2007

	Historical (A)	Recent Acquisition (B)	Pro Forma
Revenues:
Rental revenues	1,071,000	$111,000	$1,182,000
	1,071,000	111,000	1,182,000
Expenses:
Property operating and maintenance	231,000	37,000	268,000
General and administrative expenses	555,000	—	555,000
Depreciation and amortization	253,000	30,000	283,000
	1,039,000	67,000	1,106,000
Operating income	32,000	44,000	76,000

Other income (expense):
Interest income	110,000	—	110,000
Interest expense	(669,000)	—	(669,000)

(Loss) income before minority interest	(527,000)	44,000	(483,000)
Minority interest	1,000	—	1,000
Net (loss) income	$(526,000)	$44,000	$(482,000)

Loss (income) per share - basic and diluted	$(0.11)	$0.06	$(0.09)

Weighted average number of common shares	4,814,342	681,655	5,495,997

(A)         Represents the historical results of operations of the Company for the nine months ended March 31, 2007.

(B)           Represents adjustment for the acquisition of the Property, based on historical operating results. Property taxes, included in property operating and maintenance expenses, are based on the purchase price of the property. Depreciation is based on an allocation of the acquisition cost to land ($980,000) and buildings ($3,633,000) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of ($111,000) to in-place leases, and the amortization of below market rent is based on an allocation of ($34,000) to below market rent, both of which are amortized through 2012.  The amortization of above market rent decreases historical rental revenue. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at their estimated fair value. The adjustment to the weighted average number of common shares outstanding represents the purchase of the Property.